UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 31, 2025	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Second Quarter 2025 Earnings Release 31 July, 2025 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2024 Annual Report on Form 20 - F filed on March 27, 2025. 2

1H2025 Recap (in US dollar terms)  Consolidated revenues grew 9% YoY in 1H2025, with ATM revenues up 18% YoY. Leading - edge advanced packaging and overall testing outpaced growth while the general segment saw some recovery.  Leading - edge advanced packaging and testing revenues were over 10% of ATM revenues in 1H2025 versus 6% for full year 2024.  Our testing business grew 31% YoY in 1H2025. Continuing momentum into 2H2025 on increased turnkey and expanding leading edge test.  Machinery capex was US$1.9 billion; building, facility and automation was US$0.9 billion in 1H2025, mainly driven by advanced packaging and testing. 3

2H2025 Outlook (in US dollar terms)  For ATM business, expect momentum to carry into 3Q25, with quarter - to - quarter growth in 4Q25.  Leading - edge advanced packaging and testing revenues target to increase by US$1 billion versus 2024, contributing 10% of growth, while general segments to grow by mid - to - high single digit YoY in 2025.  Expect revenues uptrend continuing into 2026 and beyond driven by leading - edge solutions and broad - based semiconductor demand related to AI proliferation and general recovery.  Investment in R&D, human capital, advanced capacity, and smart factory infrastructure are key to support the multi - year growth. 4

Business Update  Market Dynamics  Mega Trend & Future Opportunities  Technology & Focus  ASE Position  Operations  Leading - edge and Taiwan Capacity Tightness  Expansion on Schedule  Resource Optimization  Challenges  Forex & Tariff Uncertainties 5

Financial Section 6 Link to Earnings Conference Materials

Consolidated Statements of Income Quarterly Comparison (Unaudited) 7 (NT$ million) Q2 / 2025 % Q1 / 2025 % Q2 / 2024 % QoQ YoY Net Revenues: ATM 91,648 60.8% 85,606 57.8% 76,676 54.7% 7% 20% EMS 58,374 38.7% 61,860 41.7% 62,853 44.8% -6% -7% Others 728 0.5% 687 0.5% 709 0.5% 6% 3% Total Net Revenues 150,750 100.0% 148,153 100.0% 140,238 100.0% 2% 7% Gross Profit 25,687 17.0% 24,893 16.8% 23,054 16.4% 3% 11% Operating Income (Loss) 10,193 6.8% 9,671 6.5% 9,009 6.4% 5% 13% Pretax Income (Loss) 9,255 6.1% 9,810 6.6% 10,105 7.2% -6% -8% Income Tax Benefit (Expense) (1,576) -1.2% (2,022) -1.4% (1,950) -1.4% Non-controlling Interests (158) -0.1% (234) -0.2% (377) -0.3% Net Income Attributable to Shareholders of the Parent 7,521 5.0% 7,554 5.1% 7,778 5.5% 0% -3% Basic EPS(NT$) 1.74 1.75 1.80 -1% -3% Diluted EPS(NT$) 1.70 1.64 1.75 4% -3% Additional Commentary From Management: Gross Profit excl. PPA expenses 26,208 17.4% 25,450 17.2% 24,013 17.1% 3% 9% Operating Income excl. PPA expenses 10,974 7.3% 10,491 7.1% 10,230 7.3% 5% 7% Net income attributable to shareholders of the parent excl. PPA expenses 8,288 5.4% 8,352 5.6% 8,978 6.4% -1% -8% Basic EPS(NT$) excl. PPA expenses 1.91 1.93 2.08 -1% -8%

Consolidated Operations (Unaudited) 8 72,862 76,676 84,545 87,208 85,606 91,648 59,326 62,853 74,871 74,243 61,860 58,374 15.7% 16.4% 16.5% 16.4% 16.8% 17.0% 5.6% 6.4% 7.2% 6.9% 6.5% 6.8% 0% 10% 20% 30% 0 30,000 60,000 90,000 120,000 150,000 180,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 9 (NT$ million) Q2 / 2025 % Q1 / 2025 % Q2 / 2024 % QoQ YoY Net Revenues: Packaging 74,440 80.4% 69,360 80.0% 63,838 82.1% 7% 17% Testing 16,612 18.0% 16,004 18.5% 12,623 16.2% 4% 32% Direct Material 1,431 1.5% 1,219 1.4% 1,264 1.6% 17% 13% Others 82 0.1% 85 0.1% 88 0.1% -4% -7% Total Net Revenues 92,565 100.0% 86,668 100.0% 77,813 100.0% 7% 19% Gross Profit 20,248 21.9% 19,611 22.6% 17,201 22.1% 3% 18% Operating Income (Loss) 8,817 9.5% 8,335 9.6% 7,254 9.3% 6% 22% Additional Commentary From Management: Gross Profit excl. PPA expenses 20,751 22.4% 20,137 23.2% 18,117 23.3% 3% 15% Operating Income excl. PPA expenses 9,569 10.3% 9,111 10.5% 8,420 10.8% 5% 14%

ATM Operations (Unaudited) 10 15,557 17,201 19,795 20,609 19,611 20,248 73,908 77,813 85,790 88,363 86,668 92,565 21.0% 22.1% 23.1% 23.3% 22.6% 21.9% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 NT$ million Gross Profit Gross Margin Revenue

ATM Revenues by Application (Unaudited) 11 52% 49% 50% 53% 48% 46% 18% 19% 18% 17% 22% 24% 30% 32% 32% 30% 30% 30% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Communication Computing Automotive, Consumer & Others

ATM Revenues by Type

(Unaudited)



100%
80%
60%
40%
20%
0%
2%
16%
9%
30%
43%
2%
16%
7%
31%
44%
2%
16%
8%
29%
45%
1%
18%
7%
27%
47%
2%
18%
6%
28%
46%
2%
18%
5%
28%
47%
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Material
Testing
Others
Wirebonding
Bump/FC/WLP /SiP

12

EMS Operations Quarterly Comparison & Revenues by Application (unaudited) (NT$ million) Q2 / 2025 % Q1 / 2025 % Q2 / 2024 % QoQ YoY EMS Net Revenues 58,770 100.0% 62,295 100.0% 62,907 100.0% -6% -7% Gross Profit 5,549 9.4% 5,528 8.9% 6,025 9.6% 0% -8% Operating Income (Loss) 1,513 2.6% 1,608 2.6% 1,942 3.1% -6% -22% 13 34% 33% 34% 37% 33% 33% 12% 11% 9% 9% 11% 11% 27% 29% 36% 33% 31% 30% 12% 13% 11% 11% 13% 14% 12% 11% 9% 8% 10% 10% 3% 3% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 14 (NT$ million) Jun. 30, 2025 Mar. 31, 2025 Cash and cash equivalent $72,785 $77,100 Financial assets - current 4,118 16,435 Financial assets - non current & investments - equity method 38,409 41,428 Property, plant & equipment 364,849 342,056 Total assets 765,175 774,177 Short-term loans & short-term bills payable 40,369 55,485 Current portion of bonds payable 8,499 14,999 Current portion of long-term loans 4,431 5,775 Bonds payable 16,668 21,066 Long-term loans & long-term bills payable 162,326 126,708 Total interest bearing debts 240,132 231,637 Total liabilities 450,240 439,154 Total equity (Including non-controlling interest) 314,935 335,023 Quarterly EBITDA* 27,426 27,628 Current ratio 1.02 1.04 Net debt to equity ratio 0.52 0.41 *: EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or lo ss as well as other items.

Equipment Capital Expenditures vs. EBITDA (Unaudited) 15 228 406 603 640 892 992 765 811 888 895 843 879 0 200 400 600 800 1,000 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25 US$ million Capex EBITDA

Third Quarter 2025 Outlook (1/2) Based on our current business outlook and exchange rate assumptions of 1 US dollar to 29.2 NT dollars (versus 31.2 in 2nd quarter 2025) , management projects overall performance for the third quarter of 2025 to be as follows:  Consolidated • In US dollar terms, our consolidated 3rd quarter 2025 revenues should grow by 12 to 14 percent quarter over quarter; in NT dollar terms, our consolidated 3rd quarter revenues should grow by 6 to 8 percent quarter over quarter; • Our consolidated 3rd quarter 2025 gross margin should decrease by 1.0 to 1.2 percentage points quarter over quarter; • Our consolidated 3rd quarter 2025 operating margin should decrease by 0.1 to 0.3 percentage points quarter over quarter. 16

Third Quarter 2025 Outlook (2/2)  ATM • In US dollar terms, our ATM 3rd quarter 2025 revenues should grow by 9 to 11 percent quarter over quarter; in NT dollar terms, our ATM 3rd quarter revenues should grow by 3 to 5 percent quarter over quarter; • Our ATM 3rd quarter gross margin should decrease by 0.9 to 1.1 percentage points quarter over quarter.  EMS • In US dollar terms, our EMS 3rd quarter 2025 revenues should grow by 18 to 20 percent quarter over quarter; in NT dollar terms, our EMS 3rd quarter revenues should grow by 12 to 14 percent quarter over quarter; • Our EMS 3rd quarter 2025 operating margin should increase by 0.3 to 0.5 percentage points quarter over quarter. 17 Based on our current business outlook and exchange rate assumptions of 1 US dollar to 29.2 NT dollars (versus 31.2 in 2nd quarter 2025), management projects overall performance for the third quarter of 2025 to be as follows:

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/ 2025[1&2]	Q2/ 2025[1&2]
Revenues	148,153,262	150,750,323
COGS	123,260,526	125,062,803
PPA under COGS	557,027	520,681
Gross profit	24,892,736	25,687,520
Gross profit excl. PPA	25,449,763	26,208,201
OPEX	15,221,435	15,494,438
PPA under OPEX	262,652	260,038
Operating income	9,671,301	10,193,082
Operating income excl. PPA	10,490,980	10,973,801
Non Op gain/(loss)	138,628	(938,600)
PPA under Non Op gain/ (loss)	61	959
Non Op gain/ (loss) excl. PPA	138,689	(937,641)
Pretax income	9,809,929	9,254,483
PPA under Pretax income	819,740	781,678
Pretax income excl. PPA	10,629,669	10,036,161
Tax expenses	2,021,624	1,575,805
PPA under Tax expense	(12,964)	(9,337)
Tax expense excl. PPA	2,034,588	1,585,142
Non-controlling interests	234,472	157,593
PPA under Non-controlling interests	8,408	5,811
Non-controlling interests excl. PPA	242,880	163,404
Net income attributable to shareholders of the parent	7,553,833	7,521,085
PPA expenses under Net income attributable to shareholders of the parent	798,368	766,530
Net income attributable to shareholders of the parent excl. PPA	8,352,201	8,287,615
Total PPA expenses	806,776	772,341
Basic EPS (NT$)	1.75	1.74
Basic EPS (NT$) excl. PPA	1.93	1.91
Diluted EPS (NT$)	1.64	1.70
Diluted EPS (NT$) excl. PPA	1.82	1.88

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL and ASE/Infineon transaction, which resulted in increased asset values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets, other assets, and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, and income tax benefit $0.77bn in 1Q25 and $0.75bn in 2Q25.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash and USI/Hirschmann transaction, which resulted in increased asset and liability values from purchase price premiums in inventory, PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 1Q25 and $0.02bn in 2Q25.

19